Exhibit 99.2

8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com Security Class Holder Account Number Fold Form of Proxy - Annual General Meeting to be held on Thursday, April 26, 2018 This Form of Proxy is solicited by and on behalf of Management. Notes to proxy 1. Every holder has the right to appoint a proxyholder and one or more alternate proxyholders, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name(s) of your chosen proxyholder(s) in the space provided (see reverse). 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy. 3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy. 4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder. 5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management. 6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof. Fold 8. This proxy should be read in conjunction with the accompanying documentation provided by Management. Proxies submitted must be received by 3:00 pm, Mountain Time, on Tuesday, April 24, 2018 VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! To Vote Using the Telephone To Vote Using the Internet Call the number listed BELOW from a touch tone Go to the following web site: telephone. www.investorvote.com Smartphone? 1-866-732-VOTE (8683) Toll Free Scan the QR code to vote now. If you vote by telephone or the Internet, DO NOT mail back this proxy. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER

Appointment of Proxyholder

I/We being holder(s) of **Vermilion Energy Inc.** hereby appoint(s): **Anthony W. Marino**, or failing him, **Michael Kaluza**

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the **Annual General Meeting** of shareholders of **Vermilion Energy Inc.** to be held at The Metropolitan Conference Centre (333 - 4th Ave SW Calgary, Alberta) on Thursday, April 26, 2018 at 3:00 pm (Mountain Time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against
1. **Number of Directors** To set the number of directors at **9 (Nine).**	☐	☐

2. **Election of Directors**

	For	Withhold		For	Withhold		For	Withhold
01. Lorenzo Donadeo	☐	☐	02. Larry J. Macdonald	☐	☐	03. Stephen P. Larke	☐	☐
04. Loren M. Leiker	☐	☐	05. Dr. Timothy R. Marchant	☐	☐	06. Anthony W. Marino	☐	☐
07. Robert B. Michaleski	☐	☐	08. William B. Roby	☐	☐	09. Catherine L. Williams	☐	☐

	For	Withhold
3. **Appointment of Auditors** Appointment of **Deloitte LLP** as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐

	For	Against
4. **Security Based Compensation Arrangement** Approving a security based compensation arrangement providing for five year treasury-based share awards for our President and Chief Executive Officer. This arrangement is a component of the overall compensation structure designed to retain and incentivize a key employee.	☐	☐

	For	Against
5. **Executive Compensation** Advisory resolution to accept the approach to executive compensation disclosed in the 2018 Proxy Statement and Information Circular.	☐	☐

Fold

Fold

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

VRYQ 268938 AR0